UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2010

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6
(778) 331 5500
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐ Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Auction revenues	$82,229	$75,934	$269,073	$280,068
Direct expenses	9,680	10,515	34,833	35,481

	72,549	65,419	234,240	244,587

Expenses:
Depreciation and amortization (note 3)	11,277	7,823	26,824	22,419
General and administrative	43,228	42,106	134,219	123,308

	54,505	49,929	161,043	145,727

Earnings from operations	18,044	15,490	73,197	98,860
Other income (expense):
Interest expense	(1,396)	(139)	(3,696)	(365)
Interest income	222	550	1,451	1,770
Foreign exchange gain (loss)	161	(1,267)	299	(737)
Gain (loss) on disposition of capital assets	(140)	(41)	1,091	(138)
Other	590	773	903	1,471

	(563)	(124)	48	2,001

Earnings before income taxes	17,481	15,366	73,245	100,861
Income tax expense (recovery):
Current	4,058	4,207	19,315	28,430
Future	(55)	(1,733)	1,534	813

	4,003	2,474	20,849	29,243

Net earnings	$13,478	$12,892	$52,396	$71,618

Net earnings per share (note 7 (d)):
Basic	$0.13	$0.12	$0.50	$0.68
Diluted	$0.13	$0.12	$0.49	$0.68

Retained earnings, beginning of period	$429,151	$397,665	$411,326	$357,845
Net earnings	13,478	12,892	52,396	71,618
Cash dividends paid	(11,085)	(10,529)	(32,178)	(29,435)

Retained earnings, end of period	$431,544	$400,028	$431,544	$400,028

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2010	2009
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$191,394	$122,596
Accounts receivable	175,998	52,228
Inventory	21,257	6,640
Advances against auction contracts	3,889	4,574
Prepaid expenses and deposits	10,288	8,131
Income taxes receivable	9,173	3,824
Future income tax asset	110	714

	412,109	198,707

Capital assets (note 3)	619,604	597,945
Other assets (note 4)	11,770	14,472
Goodwill	45,862	45,593
Future income tax asset	2,803	1,104

	$1,092,148	$857,821

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$257,224	$74,726
Accounts payable and accrued liabilities	80,374	88,402
Income taxes payable	2,639	—
Short-term debt (note 5)	29,269	5,069

	369,506	168,197

Long-term debt (note 6)	133,102	130,394
Other liabilities	1,877	1,254
Future income tax liability	16,069	13,565

	520,554	313,410

Shareholders’ equity:
Share capital (note 7)	103,008	99,980
Additional paid-in capital	18,028	16,146
Retained earnings	431,544	411,326
Accumulated other comprehensive income	19,014	16,959

	571,594	544,411

	$1,092,148	$857,821

Commitments and contingencies (note 8)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	(Loss) Income	Equity
Balance, December 31, 2009	$99,980	$16,146	$411,326	$16,959	$544,411
Exercise of stock options	1,232	(217)	—	—	1,015
Stock compensation tax adjustment	—	51	—	—	51
Stock compensation expense	—	541	—	—	541
Net earnings	—	—	12,800	—	12,800
Cash dividends paid	—	—	(10,540)	—	(10,540)
Foreign currency translation adjustment	—	—	—	(4,029)	(4,029)

Balance, March 31, 2010	101,212	16,521	413,586	12,930	544,249
Exercise of stock options	1,316	(256)	—	—	1,060
Stock compensation tax adjustment	—	61	—	—	61
Stock compensation expense	—	767	—	—	767
Net earnings	—	—	26,118	—	26,118
Cash dividends paid	—	—	(10,553)	—	(10,553)
Foreign currency translation adjustment	—	—	—	(15,958)	(15,958)

Balance, June 30, 2010	102,528	17,093	429,151	(3,028)	545,744
Exercise of stock options	480	(63)	—	—	417
Stock compensation tax adjustment	—	220	—	—	220
Stock compensation expense	—	778	—	—	778
Net earnings	—	—	13,478	—	13,478
Cash dividends paid	—	—	(11,085)	—	(11,085)
Foreign currency translation adjustment	—	—	—	22,042	22,042

Balance, September 30, 2010	$103,008	$18,028	$431,544	$19,014	$571,594

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net earnings	$13,478	$12,892	$52,396	$71,618
Other comprehensive income:
Foreign currency translation adjustment	22,042	15,530	2,055	20,868

Comprehensive income	$35,520	$28,422	$54,451	$92,486

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Cash provided by (used in):
Operating activities:
Net earnings	$13,478	$12,892	$52,396	$71,618
Items not involving cash:
Depreciation and amortization	11,277	7,823	26,824	22,419
Stock compensation expense	778	532	2,086	1,593
Future income taxes	(55)	(1,733)	1,534	813
Foreign exchange (gain) loss	(161)	1,267	(299)	737
Net loss (gain) on disposition of capital assets	140	41	(1,091)	138
Changes in non-cash working capital:
Accounts receivable	(89,355)	(29,133)	(123,571)	(80,599)
Inventory	(10,754)	(52)	(14,182)	3,602
Advances against auction contracts	3,923	(2,536)	761	(2,480)
Prepaid expenses and deposits	76	(2,201)	(2,035)	(1,035)
Income taxes receivable	1,224	(1,793)	(5,282)	(1,094)
Income taxes payable	(487)	—	2,697	—
Auction proceeds payable	72,823	28,648	178,757	191,274
Accounts payable and accrued liabilities	12,794	17,733	(7,878)	28,403
Other	(81)	(161)	(365)	86

Net cash flows from operating activities	15,620	31,327	110,352	235,475

Investing activities:
Capital asset additions	(10,284)	(38,132)	(46,185)	(117,335)
Proceeds on disposition of capital assets	1,626	539	7,594	1,947
Decrease (increase) in other assets	(87)	137	(872)	(5,045)

Net cash flows from investing activities	(8,745)	(37,456)	(39,463)	(120,433)

Financing activities:
Issuance of share capital	417	860	2,492	4,223
Dividends on common shares	(11,085)	(10,529)	(32,178)	(29,435)
Issuance of short-term debt	28,912	729	30,765	1,010
Repayment of short-term debt	(1,810)	—	(6,707)	(300)
Issuance of long-term debt	15,000	—	15,000	66,408
Repayment of long-term debt	(14,436)	—	(14,436)	(14,999)
Other	220	437	326	369

Net cash flows from financing activities	17,218	(8,503)	(4,738)	27,276

Effect of changes in foreign currency rates on cash and cash equivalents	9,620	9,565	2,647	17,477

Increase (decrease) in cash and cash equivalents	33,713	(5,067)	68,798	159,795
Cash and cash equivalents, beginning of period	157,681	272,137	122,596	107,275

Cash and cash equivalents, end of period	$191,394	$267,070	$191,394	$267,070

Supplemental information:
Interest paid	$1,952	$1,708	$5,642	$3,849
Income taxes paid	$3,685	$5,579	$19,152	$29,027
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP, except as disclosed in note 10. The interim consolidated financial statements should be read in conjunction with the December 31, 2009 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 8).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Seasonality of operations:
The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.
In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
3.	Capital assets:

		Accumulated	Net book
September 30, 2010	Cost	depreciation	value

Land and improvements	$344,482	$22,562	$321,920
Buildings	254,974	46,410	208,564
Land and buildings under development	3,792	—	3,792
Yard equipment	32,657	15,992	16,665
Computer software and equipment under development	6,604	—	6,604
Computer software	40,895	22,433	18,462
Automotive equipment	20,588	9,239	11,349
Office equipment	20,409	8,529	11,880
Computer equipment	19,258	10,462	8,796
Leasehold improvements under development	459	—	459
Leasehold improvements	14,437	3,324	11,113

	$758,555	$138,951	$619,604

		Accumulated	Net book
December 31, 2009	Cost	depreciation	value

Land and improvements	$294,134	$19,684	$274,450
Buildings	232,160	40,882	191,278
Land and buildings under development	57,057	—	57,057
Yard equipment	28,945	13,533	15,412
Computer software and equipment under development	14,084	—	14,084
Computer software	29,477	15,749	13,728
Automotive equipment	20,124	8,223	11,901
Office equipment	17,275	6,998	10,277
Computer equipment	14,707	7,104	7,603
Leasehold improvements under development	1,738	—	1,738
Leasehold improvements	2,968	2,551	417

	$712,669	$114,724	$597,945

During the nine months ended September 30, 2010, the Company determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2,668,000, which was reversed in the period as an immaterial adjustment, resulting in a $2,668,000 decrease to depreciation expense.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
3.	Capital assets (continued):
During the nine months ended September 30, 2010, the Company capitalized interest of $1,767,000 (2009 — $3,515,000) to the cost of land, buildings, software, equipment, and leasehold improvements under development.
4.	Other non-current assets:

	September 30,	December 31,
	2010	2009

Note receivable	$5,053	$5,131
Assets held for sale	—	3,675
Long-term prepaids	5,154	2,946
Other receivables	1,563	2,720

	$11,770	$14,472

The note receivable is secured by a property the Company is leasing and a neighbouring property. The note is repayable in monthly installments of principal plus interest, with final payment due in 2014.
5.	Short-term debt:
Short-term debt at September 30, 2010 consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 0.99% per annum.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
6.	Long-term debt:

	September 30,	December 31,
	2010	2009

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with full amount of the principal due in 2016.	$58,151	$56,889

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011, which the Company intends to refinance on a long-term basis by drawing on its available credit facilities.	29,990	29,966

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	29,961	29,282

Term loan, denominated in United States dollars, unsecured, bearing interest at 2.30%, due in quarterly installments of interest only, with the full amount of the principal due in 2013, drawn to refinance the Canadian dollar term loan that fell due in 2010.	15,000	—

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010, which the Company refinanced on a long-term basis by borrowing term debt under its committed, revolving credit facility.	—	14,257

	$133,102	$130,394

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
6.	Long-term debt (continued):
The following credit facilities are available to the Company:

	September 30,	December 31,
	2010	2009

Committed revolving credit facilities:
Total unused	$124,424	$180,513
Expires January 2014	119,424	165,513

Uncommitted credit facilities:
Total unused	$284,688	$280,426
Expires November 2011	191,680	192,928
7.	Share capital:
(a)	Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2009	105,378,620
Issued for cash, pursuant to stock options exercised	210,116

Issued and outstanding, September 30, 2010	105,588,736

(b)	Stock option plan:

Stock option activity for the nine months ended September 30, 2010 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2009	2,922,587	$15.13
Granted	591,704	21.79
Cancelled	(3,000)	24.39
Exercised	(210,116)	11.87

Outstanding, September 30, 2010	3,301,175	$16.53

Exercisable, September 30, 2010	2,308,577	$15.47

The options outstanding at September 30, 2010 expire on dates ranging to September 8, 2020.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
7.	Share capital (continued):
(b)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at September 30, 2010:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(years)	Price	Exercisable	Price

$3.89 – $4.35	51,500	1.4	$4.34	51,500	$4.34
$5.18	172,124	2.3	5.18	172,124	5.18
$8.82 – $10.80	339,700	3.9	9.82	339,700	9.82
$14.23 – $14.70	1,320,184	7.4	14.55	933,843	14.57
$18.67 – $19.23	383,104	6.5	18.68	376,200	18.67
$21.82	584,800	9.5	21.82	—	—
$24.39 – $25.76	449,763	7.5	24.41	435,210	24.41

	3,301,175			2,308,577

(c)	Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the nine months ended September 30, 2010, the Company recognized compensation cost of $2,086,000 (2009 — $1,593,000) in respect of options granted in 2010 and 2009 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Risk free interest rate	2.7%	2.5%
Dividend yield	1.84%	2.47%
Expected lives	5 years	5 years
Volatility	34.4%	31.8%

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
7.	Share capital (continued):
(c)	Stock-based compensation (continued):

The weighted average grant date fair value of options granted during the nine months ended September 30, 2010 was $6.40 per option (2009 — $3.77). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(d)	Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic net earnings per share	$13,478	105,485,763	$0.13	$52,396	105,492,613	$0.50
Effect of dilutive securities:
Stock options	—	429,385	—	—	633,141	(0.01)

Diluted net earnings per share	$13,478	105,915,148	$0.13	$52,396	106,125,754	$0.49

	Three months ended September 30, 2009			Nine months ended September 30, 2009
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount

Basic net earnings per share	$12,892	105,228,846	$0.12	$71,618	105,064,864	$0.68
Effect of dilutive securities:
Stock options	—	954,454	—	—	616,208	—

Diluted net earnings per share	$12,892	106,183,300	$0.12	$71,618	105,681,072	$0.68

For the nine months ended September 30, 2010, stock options to purchase 1,034,563 common shares (2009 — 452,763) were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
8.	Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At September 30, 2010, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the fourth quarter of 2010 totaled $39,043,000 (December 31, 2009 — $13,553,000 to be sold prior to the end of the second quarter of 2010). The Company also had guarantees under contract totaling $13,023,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2011 (December 31, 2009 — $8,070,000 to be sold prior to the end of the third quarter of 2010). The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.
9.	Financial instruments:
(a)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt, approximate their fair values due to their short terms to maturity. Based on lending rates currently available to the issuer of the note receivable for notes with similar terms, the carrying amount of the Company’s note receivable approximates its fair value as at September 30, 2010 and December 31, 2009. The carrying amounts of the Company’s other non-current receivables approximate their fair values. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term debt as at September 30, 2010 was approximately $138,122,000 (December 31, 2009 — $138,429,000).

(b)	Financial risk management

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
9.	Financial instruments (continued):
(b)	Financial risk management (continued):

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations. Upon translation of those operations’ net assets into U.S. dollars, the Company is exposed to foreign exchange risk. The Company has elected not to actively manage this exposure at this time.

For the nine months ended September 30, 2010, the currently quantifiable effect, with other variables unchanged, of a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro on the Company’s financial statements is as follows:
•	increase (decrease) net earnings by approximately $105,000 (2009 — decrease (increase) $100,000) due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	decrease (increase) net earnings by approximately $35,000 (2009 — $115,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease (increase) other comprehensive income by approximately $2,900,000 (2009 — $1,900,000).
Interest rate risk
The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at September 30, 2010 and December 31, 2009, the Company was not exposed to significant interest rate risk on its cash and cash equivalents.
The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at September 30, 2010, approximately 23% (December 31, 2009 — 22%) of the Company’s borrowings are at floating rates of interest.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
9.	Financial instruments (continued):
(b)	Financial risk management (continued):

Interest rate risk (continued)

The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the nine months ended September 30, 2010 was 1.29% (2009 — 2.43%). For the nine-month periods ended September 30, 2010 and 2009, with other variables unchanged, a 100 basis points or 1% increase (decrease) in interest rates would decrease (increase) net earnings by approximately $105,000 (2009 — $125,000).

Credit risk

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until the Company receives payment in full. The Company’s maximum exposure to credit risk on accounts receivable at the reporting date is the carrying value of its accounts receivable, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limits its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by a property the Company is leasing and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (notes 5 and 6) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2010 and 2009
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is unaudited)
10.	United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission.
The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans are reported in the cumulative translation adjustment account under Canadian GAAP. During the year ended December 31, 2008, foreign currency translation gains of $14,884,000, net of tax of $139,000, were reclassified to net earnings. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.
As a result, the amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	September 30, 2010		December 31, 2009
	Canadian		Canadian
	GAAP	US GAAP	GAAP	US GAAP

Retained earnings	431,544	416,660	411,326	396,442
Accumulated other comprehensive income	19,014	33,898	16,959	31,843

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2010 compared to the three- and nine-month periods ended September 30, 2009. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the period ended September 30, 2010, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009, which are included in our 2009 Annual Report on Form 40-F.
The date of this discussion is as of October 28, 2010. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 10 to the interim consolidated financial statements. Amounts discussed below are based on our interim consolidated financial statements prepared in accordance with Canadian GAAP and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 42 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers to easily and confidently exchange their equipment.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used equipment and trucks is driven by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign their fleets. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year on average. Although we sell more used equipment than any other company in the world, we estimate that our share of this fragmented market is in the range of 3-4%.
In recent periods, approximately 80% of the value of the items sold at our auctions was purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third party methods, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.
•	Our size, financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•	Our ability to enhance our live auctions with technology such as our online bidding service, our proprietary Virtual Ramp, our Timed Auction system, as well as our 21 language website.
•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient and effective way to exchange equipment.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks, and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve significant growth in our business.

In our 50 years of experience, past recessions have typically acted as a catalyst for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which we believe has benefited our business. When cash flows and credit markets tighten and there is uncertainty in the market, traditional buyers of new equipment have been more likely to look for good quality, late-model used equipment, resulting in enhanced demand for equipment at our auctions. However, the recent economic environment is unlike prior recessions, particularly in the United States, and as a result it is difficult to predict the timing of the various events that will cause an equipment owner to make the decision to sell his equipment. There remains a significant amount of infrastructure and other construction projects being undertaken around the world, which we believe benefits our business by generating equipment buying and selling activity at our auctions.
We believe that as a result of equipment market uncertainty and the recent economic environment, predominantly in the U.S., financial institutions have been less likely to force equipment owners to sell idle assets. This, combined with dramatically lower production of new equipment over the last several years, has likely resulted in a decrease in the volume of used equipment transactions in the marketplace over the past two years. Although our long-term strategy is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains have tended not to have been directly impacted by economic uncertainty, recent market conditions and the contraction of the used equipment market have likely impacted our ability to grow our business.
We continue to believe our business model is generally well suited for all economic conditions and our strategy is sound. We also believe that, over the long term, designing and executing our strategy will continue to be a significant determinant of our ability to grow our earnings, in part because our share of the world market for used equipment and trucks is so small.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets that allows our customers to easily and confidently exchange equipment. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our People
People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our company.
Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company and become future leaders of our global team. Our long-term target is to increase our sales force by an average of 5-10% per year.

2.	Our Places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.
Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States, Canada and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities, and we anticipate continued investment in frontier markets in the future.
We plan to expand our worldwide network of auction sites, adding an average of at least one new permanent auction site or regional auction unit to our network every year. In addition, we intend to expand or replace existing auction sites as necessary to provide capacity for increased sales volumes. Our auction site network supports our long-term growth, and is a critical strategic advantage and helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complementary to these core markets. Examples of these complementary categories include mining, forestry and petroleum assets.
3.	Our Processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous focus on improvement will allow us to grow our revenues faster than our operating costs over the long term. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.
Strategy Execution in 2010
Highlights of the first nine months of 2010 included:
People
Our sales team has increased to 316 people, a 5% increase compared to the end of 2009. Because our business depends on trusting relationships with our customers to generate consignments to our auctions, it can often take two to three years for a sales person to achieve a suitable level of productivity. However, we expect that investing in our sales force will help us to achieve our longer-term growth strategies.
Places
In addition to the new sites added to our network in the first half of 2010 (Narita, Japan; Tipton, California; St Louis, Missouri; Madrid, Spain; and Salt Lake City, Utah) we plan to add one regional auction unit to our network during the fourth quarter of 2010 in Meppen, Germany.

Processes
We introduced our new Timed Auction system to an additional eight auction sites around the world in the third quarter of 2010, bringing the total number of sites offering this service to eighteen. This new technology is used to sell smaller items, such as consumer goods and equipment attachments, in an online Timed Auction, without an auctioneer and therefore with more flexibility and convenience for our bidders. In addition to offering greater convenience and choice for our customers, this system enables us to sell lower-value lots more efficiently and at lower cost. We intend to roll out our Timed Auction system to a further four auction sites during the remainder of 2010.
Strategy Update
We are currently finalizing our annual strategy update process, identifying strategic initiatives to be undertaken over the next few years that build off of our focus on people, places and processes. Our strategic update process keeps our customer’s viewpoint at the forefront and as a result, we intend to launch a number of new services starting in 2011. We believe that these services will enhance our customers’ ability to easily and confidently exchange equipment.
One of the most significant initiatives we intend to launch during 2011 is a bundle of value-added buyer services that we expect will help Ritchie Bros. customers feel more confident and make their experience at our auctions as compelling and easy as possible. The bundle of services is being developed in response to customer feedback and will include such features as a customer finance program, enhanced equipment information and other features. The introduction of these and other new services will continue our efforts to extend the appeal of our auctions and enhance our ability to attract new and existing customers to our auctions.
We also intend to revise and simplify our fee structure effective July 1, 2011. Certain fees will be eliminated, including the 2% fee charged on internet and proxy bid purchases, and we will amend the administrative fee currently charged to buyers to address the cost of providing the new and enhanced services, as well as other buyer-focused initiatives launched in recent years. The current 10% administrative fee will continue to be charged on all lots that sell for $2,500 or less; lots that sell for more than $2,500 will attract a 2.5% administrative fee, with a maximum fee of $950 per lot (or the near equivalent amount in the currency of the auction).
These new services and revised fee structure will allow us to increase the value we provide to buyers and sellers, which we believe will make their experience easier and give them a higher level of confidence in our auctions. We expect that these changes will increase both our auction revenues and our operating expenses, and will have a net positive effect on earnings in 2011 and future years.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first nine months of 2010, 94% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction units (first nine months of 2009 — 91%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During the first nine months of 2010, we had approximately 247,000 bidder registrations at our industrial auctions, which is consistent with the same period in 2009. Throughout our history, consignors to our auctions have often developed their relationship with us starting as bidders at our auctions.
We received nearly 31,000 industrial asset consignments (typically comprised of multiple lots) during the nine months ended September 30, 2010, compared to approximately 27,000 in the same period in 2009. We handled approximately 213,000 lots, which is an increase from 209,000 lots in the same period in 2009.

During the first nine months of 2010, we conducted 157 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia, and Asia (first nine months of 2009 — 138). We also held 90 unreserved agricultural auctions during the first nine months of 2010 in Canada (first nine months of 2009 — 108). Although our auctions vary in size, our average industrial auction during the 12-month period ended September 30, 2010 attracted over 1,500 bidder registrations (12 months ended September 30, 2009 — over 1,600) and featured over 1,300 lots (12 months ended September 30, 2009 — over 1,400) consigned by 189 consignors (12 months ended September 30, 2009 — 185), generating average gross auction proceeds of approximately $14.9 million per auction (12 months ended September 30, 2009 — $16.9 million). Our agricultural auctions during the same period averaged approximately $1.3 million in size (12 months ended September 30, 2009 — $0.8 million).
We sold over $620 million of equipment, trucks, and other assets to online bidders during the first nine months of 2010 compared to over $600 million in the first nine months of 2009. Our online sales in 2010 continue to demonstrate our position as the world’s largest seller of industrial equipment to online buyers.
Approximately 54% of our auction revenues in the first nine months of 2010 were earned from operations in the United States (first nine months of 2009 — 55%), 22% from auctions in Canada (first nine months of 2009 — 23%) and the remaining 24% from auctions in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (first nine months of 2009 — 22%). We had 1,176 full-time employees at September 30, 2010, including 316 sales representatives and 12 trainee territory managers, compared to 1,140, 300 and 20 respectively, at September 30, 2009.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On October 28, 2010, we had 105,602,136 common shares issued and outstanding and stock options outstanding to purchase a total of 3,301,175 common shares.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75-80% of our gross auction proceeds volume on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.

Our financial exposure from guarantee contracts fluctuates over time, but in recent periods, industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 70 days, respectively. At September 30, 2010, our outstanding industrial and agricultural guarantees totalled approximately $52.1 million, of which approximately $30.8 million had already been sold at our auctions as of the date of this discussion. The combined financial exposure from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however, the quarter-end balances averaged approximately $42 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business. In recent periods, our at risk business represented approximately 20-25% of gross auction proceeds on an annual basis.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

(1)	Our comparative historical auction revenue rates have been reclassified to conform with the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2005 through 2007. On an annual basis, the impact on auction revenue rates during this period was in the range of one to 12 basis points.

(2)	The average auction revenue rate for the first quarter in 2010 includes the results of the auction of Apoise; had these been excluded the auction revenue rate would have been 11.33%.

Prior to 2008, our expected average annual auction revenue rate was in the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we made certain reclassifications in our Statement of Operations that affected our auction revenue rate, including the reclassifications of interest income from auction revenues to other income and auction advertising fees and documentation fees from direct expenses to auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our reported net earnings. As a result of the changes to our existing fees and the reclassifications, we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. For the first nine months of 2010, we achieved an auction revenue rate of 10.85% (first nine months of 2009 — 10.77%).
In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our at risk business (guarantee and inventory contracts). In a period when our at risk business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our at risk business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Overall Performance
Our gross auction proceeds were $2.5 billion for the nine months ended September 30, 2010 compared to $2.6 billion for the nine months ended September 30, 2009. This slight decrease continues the trend from 2009 where equipment owners (particularly in the United States) are reacting to the unusual situation of low interest rates and generally more accommodating lenders.
During the first nine months of 2010, we recorded auction revenues of $269.1 million and net earnings of $52.4 million, or $0.49 per diluted share. This performance compares to auction revenues of $280.1 million and net earnings of $71.6 million, or $0.68 per diluted share, during the first nine months of 2009. Our earnings decreased mainly as a result of higher depreciation and general and administrative expenses. We ended the first nine months of 2010 with working capital of $42.6 million, compared to $30.5 million at December 31, 2009.

Adjusted net earnings for the nine months ended September 30, 2010 were $51.6 million, or $0.49 per diluted share, which compares to adjusted net earnings of $71.0 million, or $0.67 per diluted share, for the nine months ended September 30, 2009. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess property and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings is as follows:

	Nine months ended September 30,
	2010	2009
Net earnings under Canadian GAAP	$52,396	$71,618
Net foreign exchange impact on financing transactions, net of tax(1)	—	(759)
Gain on sale of excess property(2)	(1,230)	—
Tax relating to reconciling items	474	95

Adjusted net earnings	$51,640	$70,954

(1)	During the nine months ended September 30, 2009, we recorded a foreign exchange gain of $759 ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. We did not settle any long-term intercompany loans during the first nine months of 2010 that resulted in a significant foreign exchange adjustment. We do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.

(2)	During the nine months ended September 30, 2010, we completed the sale of our former Houston, Texas, permanent auction site.
Results of Operations
Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In the first nine months of 2010, approximately 40% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our net earnings minimal.

United States Dollar Exchange Rate Comparison

			% Change
Nine months ended September 30,	2010	2009	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.0359	$1.1700	-11%
Euro	€0.7611	€0.7339	4%
Auction Revenues

Nine months ended September 30,	2010	2009	% Change

Auction revenues	$269,072	$280,068	-4%

Gross auction proceeds	$2,479,205	$2,600,910	-5%

Auction revenue rate	10.85%	10.77%
Our auction revenues decreased in the first nine months of 2010 compared to the equivalent period in 2009 primarily as a result of a lower gross auction proceeds, partially offset by higher auction revenue rates. Our at risk business represented 22% of our total gross auction proceeds in the first nine months of 2010 (first nine months of 2009 — 18%). The mix of contracts in the first nine months of 2010 was roughly consistent with our experience in recent periods. During the first nine months of 2010 our gross auction proceeds in local currency, being the U.S., Canadian and Australian dollars and the Euro, decreased by 9% compared to the first nine months of 2009.
Our auction revenue rate for the first nine months of 2010 was 10.85%, which was higher than our expected range of 9.75% to 10.25% mainly as a result of the performance of our at risk business. The increase compared to our experience in the first nine months of 2009 related primarily to the improved performance of our straight commission business, which performed better in the first nine months of 2010 than in the first nine months of 2009. Our experience has shown that our auction revenue rate is difficult to estimate precisely and our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first nine months of 2010 would have impacted auction revenues by approximately $2.5 million, of which approximately $1.8 million or $0.02 per common share would have flowed through to net earnings after tax in our Statement of Operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.
Direct Expenses

Nine months ended September 30,	2010	2009	% Change

Direct expenses	$34,833	$35,481	-2%
Direct expenses as a percentage of gross auction proceeds	1.41%	1.36%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.

Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first nine months of 2010 was higher than the rate for the first nine months of 2009 in part because of a decrease in the average size of auctions conducted at our permanent auction sites in the first nine of 2010. In addition, we held a number of auctions in new markets, such as Turkey, Poland, India and Japan, which further contributed to the increased rate.
Depreciation and Amortization Expense

Nine months ended September 30,	2010	2009	% Change

Depreciation and amortization expense	$26,824	$22,419	20%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.
During the first nine months of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2.7 million which was reversed in the first quarter of 2010 as an immaterial adjustment, decreasing depreciation expense.
Offsetting this reduction in depreciation expense was an increase relating to new assets that we have put into service in recent periods, such as our new permanent auction sites in Vancouver, British Columbia; Narita, Japan; Mexico City, Mexico; Caorso, Italy; Madrid, Spain; and St Louis, Missouri, and new computer hardware and software. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Nine months ended September 30,	2010	2009	% Change

General and administrative expenses	$134,219	$123,308	9%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities and the resulting effects of foreign currency fluctuations.
The increase in our G&A for the first nine months of 2010 compared to the first nine months of 2009 was primarily a result of currency fluctuations and higher costs relating to leases entered into during the 12 months ended September 30, 2010.
Foreign currency fluctuations resulted in an increase in our G&A of approximately $6.1 million in the first nine months of 2010 compared to the first nine months of 2009 in connection with the translation into U.S. dollars of our foreign operations’ G&A expenses.
Expenses relating to facilities increased by $4.0 million over the same period in 2009 due to new and renewed leases and property taxes.

Interest Expense

Nine months ended September 30,	2010	2009	% Change

Interest expense	$3,696	$365	913%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense increased in the first nine months of 2010 compared to the same period in 2009 due primarily to additional debt taken on in the second and third quarters of 2009, combined with a lower amount of interest capitalized to projects under development in 2010.
Interest expense varies depending on the amount of interest capitalized to auction site development projects, which is driven by the number and size of projects that the Company has in progress during a given period.
Interest Income

Nine months ended September 30,	2010	2009	% Change

Interest income	$1,451	$1,770	-18%
Interest income is earned on our excess cash and receivable balances interest. Our interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers and payments to consignors.
Foreign Exchange Gain

Nine months ended September 30,	2010	2009	% Change

Foreign exchange gain	$299	$(737)	N/A
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period.
Gain (Loss) on Disposition of Capital Assets

Nine months ended September 30,	2010	2009	% Change

Gain (loss) on disposition of capital assets	$1,091	$(138)	N/A
The gain recognized during the nine months ended September 30, 2010 was primarily on the sale of our former Houston, Texas, permanent auction site, partially offset by losses on other assets.
Income Taxes

Nine months ended September 30,	2010	2009	% Change

Income taxes	$20,849	$29,243	-29%
Effective income tax rate	28%	29%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the nine months ended September 30, 2010 was consistent with the rate we experienced in the first nine months of 2009. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Nine months ended September 30,	2010	2009	% Change

Net earnings	$52,396	$71,618	-27%
Net earnings per share — basic	0.50	0.68	-26%
Net earnings per share — diluted	0.49	0.68	-28%
Our net earnings in the first nine months of 2010 decreased compared to the equivalent period in 2009 primarily due to the lower gross auction proceeds, increased general and administrative expenses and depreciation in the first nine months of 2010, offset in part by a slightly increased auction revenue rate. Adjusted net earnings (see discussion above under “Overall Performance”) for the first nine months of 2010 were $51.6 million, or $0.49 per diluted share, which represents a 27% decrease over the adjusted net earnings of $71.0 million, or $0.67 per diluted share in the first nine months of 2009.
Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009
The proportion of revenues and expenses denominated in currencies other than the U.S. dollars in a given period will differ from the annual proportion depending on the size and location of auctions held during the period, but is usually roughly consistent with the rates we expect to experience on a full year basis.
United States Dollar Exchange Rate Comparison
			% Change
Three months ended September 30,	2010	2009	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.0391	$1.0974	-5%
Euro	€0.7733	€0.6992	11%
Auction Revenues

Three months ended September 30,	2010	2009	% Change

Auction revenues	$82,229	$75,934	8%

Gross auction proceeds	$750,912	$693,288	8%

Auction revenue rate	10.95%	10.95%
Our auction revenues increased in the third quarter of 2010 compared to the equivalent period in 2009 as a result of higher gross auction proceeds. Our at risk business represented 23% of our total gross auction proceeds in the third quarter of 2010 (third quarter of 2009 — 15%).

Direct Expenses

Three months ended September 30,	2010	2009	% Change

Direct expenses	$9,680	$10,515	-8%
Direct expenses as a percentage of gross auction proceeds	1.29%	1.52%
Our direct expense rate fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate in the third quarter of 2010 was lower than the third quarter of 2009 primarily due to an increase proportion of sales occurring at our permanent auction sites and regional auction units.
Depreciation and Amortization Expense

Three months ended September 30,	2010	2009	% Change

Depreciation and amortization expense	$11,277	$7,823	44%
Depreciation and amortization in the third quarter of 2010 increased compared to the third quarter of 2009 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and computer hardware and software. In the first six months of 2010 we commenced depreciation of certain capital assets which have experienced a full quarter of expense in the three months ended September 30, 2010.
General and Administrative Expenses

Three months ended September 30,	2010	2009	% Change

General and administrative expenses	$43,228	$42,106	3%
The increase in our G&A was primarily due to currency fluctuations and increased facilities costs. The weaker U.S. dollar compared to the Canadian and Australian dollars during the third quarter of 2010 compared to the third quarter of 2009 resulted in an increase of approximately $0.4 million in our G&A when our foreign operations’ expenses were translated into the U.S. dollar. Facilities costs increased primarily due to new and renewed leases and property taxes.
Interest Expense

Three months ended September 30,	2010	2009	% Change

Interest expense	$1,396	$139	904%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense increased in the third quarter of 2010 compared to the same period in 2009 primarily due to an increase in the level of our debt as well as a reduction of the amount of interest capitalized to projects under development in 2010.

Interest Income

Three months ended September 30,	2010	2009	% Change

Interest income	$222	$550	-60%
Interest income is earned on our excess cash and receivable balances. Interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers and payments to consignors.
Foreign Exchange Gain (Loss)

Three months ended September 30,	2010	2009	% Change

Foreign exchange gain (loss)	$161	$(1,267)	N/A
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period. The gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated monetary assets and liabilities.
Income Taxes

Three months ended September 30,	2010	2009	% Change

Income taxes	$4,003	$2,474	62%
Effective income tax rate	23%	16%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the quarter ended September 30, 2010 was higher than the rate experienced in the same quarter in 2009 as a result of a favourable tax adjustment in the prior year of $1.9 million relating to uncertain tax positions. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended September 30,	2010	2009	% Change

Net earnings	$13,478	$12,892	5%
Net earnings per share — basic	0.13	0.12	—
Net earnings per share — diluted	0.13	0.12	—
Our net earnings in the third quarter of 2010 increased compared to the equivalent period in 2009 primarily as a result of increased auction revenues and decreased direct expenses which were offset in party by higher depreciation costs. There were no items which we do not consider to be part of our normal operating results in the third quarter; net earnings is the same as adjusted net earnings (see discussion above under “Overall Performance”) for the third quarter of 2010.

Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2009 and 2008, and our discussion above about the seasonality of our business.

	Q3 2010	Q2 2010	Q1 2010(2)		Q4 2009

Gross auction proceeds (5)	$750,912	$951,634	$776,659		$891,111

Auction revenues	$82,229	$103,300	$83,544		$97,143
Net earnings	13,478	26,118	12,800	(1)	21,834
Adjusted net earnings	13,478	25,362	12,800	(1)	21,088

Net earnings per share — basic	$0.13	$0.25	$0.12		$0.21
Net earnings per share — diluted	0.13	0.25	0.12		0.21
Adjusted net earnings per share — diluted	0.13	0.24	0.12		0.20

	Q3 2009	Q2 2009	Q1 2009		Q4 2008

Gross auction proceeds (5)	$693,288	$1,109,331	$798,291		$853,927

Auction revenues	$75,934	$120,459	$83,675		$81,693
Net earnings	12,892	38,847	19,879	(3)	27,140	(3)(4)
Adjusted net earnings	12,892	38,847	19,215		19,222

Net earnings per share — basic	$0.12	$0.37	$0.19		$0.26
Net earnings per share — diluted	0.12	0.37	0.19		0.26
Adjusted net earnings per share — diluted	0.12	0.37	0.18		0.18

(1)	In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2,668, which was reversed in the period as an immaterial adjustment, resulting in a $2,668 decrease to depreciation expense.

(2)	Results for the first quarter of 2010 included $46.8 million of gross auction proceeds, $0.9 million of auction revenues and $0.2 million of direct expenses generated from the auction of Apoise.

(3)	Net earnings included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. Please see further discussion above under “Overall Performance.” The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax). The impact in the fourth quarter of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax).

(4)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gain of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. We have highlighted these amounts as we do not expect these items to recur in future periods.

(5)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”

Liquidity and Capital Resources

	September 30,	December 31,
	2010	2009	% Change

Working capital	$42,603	$30,510	40%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For the nine months ended September 30, 2010, our working capital increased by $12.1 million, primarily as a result of positive operating results, offset by our capital expenditures and dividends paid to shareholders.
There are a number of factors that could potentially impact our working capital, such as the volume and profitability of our auctions and our capital expenditures. However, we have substantial borrowing capacity in the event of any temporary working capital requirements.
At September 30, 2010 the Company held $29.3 million of short term debt, which consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 1% per annum. This left $409 million of unused credit facilities, which included a $119 million five-year committed revolving credit facility expiring in January 2014, and a $192 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and established credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development.
Cash Flows

Nine months ended September 30,	2010	2009	% Change

Cash provided by (used in):
Operations	$110,352	$235,475	-53%
Investing	(39,463)	(120,433)	-67%
Financing	(4,738)	27,276	N/A
Similar to the discussion above concerning our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the nine months ended September 30, 2010 is indicative of a trend.
Capital asset additions were $46.2 million for the nine months ended September 30, 2010, compared to $117.3 million in the equivalent period of 2009. Our capital expenditures in the first nine months of 2010 related primarily to the expansion of our existing permanent auction site in Orlando, Florida; construction of new regional auction unit in Salt Lake City, Utah; and the construction of our new permanent auction sites in St. Louis, Missouri, and Madrid, Spain. Capital asset additions also included investments in computer software and hardware as part of our process improvement initiatives, including our new website.
Based on our most recent review of our auction site development plans and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $70 to $80 million per year for the next several years. We intend to add auction facilities in selected locations around the world as appropriate opportunities arise, either to replace existing facilities or to establish new sites. We plan to add an average of one new permanent auction site or regional auction unit to our network per year, as well as replacement facilities. Actual expenditures will vary depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.

We declared and paid regular cash dividends of $0.105 per share for the quarter ended June 30, 2010 and $0.10 per share for each of the quarters ended December 31, 2009, and March 31, 2010. Total dividend payments were $32.2 million for the first nine months of 2010 compared to total dividend payments of $29.4 million in the equivalent period of 2009. All dividends we have paid are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at September 30, 2010 and December 31, 2009 were as follows:

	September 30,	December 31,
	2010	2009	% Change

Long-term debt	$133,102	$130,394	2%

Revolving credit facilities — total available:	$306,200	$318,423
Revolving credit facilities — total unused:	$217,432	$268,011
Non-revolving credit facilities — total available:	$250,000	$250,000
Non-revolving credit facilities — total unused:	$191,680	$192,928

Total unused credit facilities	$409,112	$460,939

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at September 30, 2010, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.8% to 6.4%. We were in compliance with all financial covenants applicable to our debt at September 30, 2010.
Future scheduled interest payments on existing borrowings over the next five years and thereafter under our existing long-term debt are estimated as follows:

	3 months
	in 2010	In 2011	In 2012	In 2013	In 2014	Thereafter

Interest payments on long-term debt	$1,573	$4,641	$4,608	$4,450	$3,769	$5,120
Quantitative and Qualitative Disclosure about Market Risk
We conduct operations in local currencies in countries around the world, yet have the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the nine months ended September 30, 2010, approximately 40% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During the nine months ended September 30, 2010, we recorded a net increase in our foreign currency translation adjustment balance of $2.1 million, compared to an increase of $20.9 million in the first nine months of 2009. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If our portfolio of floating rate debt increases, we may consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at September 30, 2010 we had a total of $30.0 million (December 31, 2009 — $29.5 million) in revolving loans bearing floating rates of interest.
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2009, which is included in our 2009 Annual Report on Form 40-F.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (IFRS) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (IASB). IFRS will be effective for our interim and annual financial statements effective January 1, 2011. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal control over financial reporting, and financial statement presentation and disclosure. The transition may also impact our business processes and operations, including such areas as contractual arrangements, debt covenants, and compensation arrangements.

We commenced our IFRS conversion project in 2007 and established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes, key performance measures and information systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:
•	Property, Plant and Equipment (PP&E): We have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified assets meeting the investment property criteria under IAS 40: Investment Property; these will be shown separately on the financial statements. We have also chosen to use the cost method of accounting for these assets. Our annual impairment testing methodology will change as we will be testing at the cash-generating unit level, rather than the reporting unit level. We have not identified any indications of expected impairment to either PP&E or goodwill on the date of transition to IFRS.
•	Business Combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of International Financial Reporting Standards. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting.
•	Leases will be assessed for classification as operating or finance leases under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating leases.
•	Income Taxes: Stock options issued which are tax deductible must be revalued at each reporting date under IFRS. The temporary differences created by this revaluation will be included in deferred tax. Furthermore, our future tax assets and liabilities recorded in our consolidated balance sheets will be reclassified to be entirely non-current and renamed “deferred tax assets and liabilities”.
•	Share Based Payment: Each instalment of option awards will be treated as a separate option grant, and the fair value of each instalment will be amortized over each instalment’s vesting period.
The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:
•	Business Combinations: At the date of transition to IFRS on January 1, 2010, we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.
•	Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and those options that were granted after November 7, 2002 which were vested at January 1, 2010.
•	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero. The gain or loss on a subsequent disposal of any foreign operation will then exclude translation differences that arose before the date of transition, but include all later translation differences.
We have completed the preparation of our opening balance sheet as at January 1, 2010 under IFRS. As a result we have determined that the impact to our retained earnings is limited to the following areas:
•	Share based payment revaluation of separate instalments; and
•	Cumulative translation differences accumulated at the date of transition.

The estimated impact to retained earnings from pre-changeover Canadian GAAP to IFRS is approximately as follows:

As at
January 1, 2010
Retained earnings under Canadian GAAP	$411,300
Share based payment revaluation of separate instalments(1)	(500)
Cumulative translation differences set to nil	17,000

Retained earnings under IFRS	$427,800

(1)	This adjustment arises solely on the 2009 grants of options vesting over more than one year.
We have also estimated that we will have reclassifications on the opening balance sheet related to the following approximate amounts:
•	Assets held for sale ($3.7 million) from non-current to current;
•	Current portion of deferred tax ($0.7 million) from current to non-current;
•	Revaluation of deferred tax on share based payments that are deductible for tax purposes ($1.7 million) increasing deferred tax asset and additional paid-in capital;
•	Financial assets ($0.1 million current and $5.1 million non-current) from other assets to a separate line item; and
•	Investment properties ($8.5 million) from property, plant and equipment to a separate line item.
During the third quarter of 2010, we substantially completed the preparation of our interim reconciliations for the periods ending March 31, 2010 and June 30, 2010 under IFRS and determined that there is no material impact on net earnings for those periods. We have also substantially completed our shell annual consolidated financial statements including explanatory notes under IFRS.
As the IASB will continue to issue new accounting standards during our conversion period the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known. In particular, we are closely monitoring the IASB’s projects on: leases; provisions; financial statement presentation — presentation of items of other comprehensive income; financial instruments — classification and measurement; revenue recognition; and the annual improvements process.
As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures will be completed. At this time, we believe that the current framework is sufficiently robust to incorporate the changes to the financial reporting processes. We have identified areas where additional controls may be implemented in 2010 to mitigate risk of material misstatement for our transition to IFRS financial reporting. We will investigate these further and implement as appropriate during the run-up to January 1, 2011.
We have conducted training sessions targeted to various levels of our organization. We also plan to continue to provide training to other key employees. During the second quarter of 2010 we rolled out a training course to our controllers in operations around the world.
We will monitor the impact of the IFRS transition on our information systems. Our accounting system will be adjusted to accommodate the additional requirements of IFRS.
We continue to consider the impact of conversion on our business processes and operations. Business processes and operations include contractual arrangements, debt covenants, and compensation arrangements. At present, we predict minimal impact of the conversion project on our business processes and operations. We will also develop a broader external communication plan.

Our transition plans relating to IFRS are on schedule, and a timetable for developing the opening balance sheet and comparative information for the 2011 financial reporting is mapped out for 2010. We will continue to provide updates on the status of key activities for this project in our quarterly and annual Management’s Discussion and Analysis of Financial Condition and Results of Operations throughout the period to initial adoption on January 1, 2011.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the nine months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;
•	growth of our operations;
•	growth of the world market for used equipment and trucks;
•	increases in the number of consignors and bidders participating in our auctions;
•	the impact of the current economic environment on our operations, capital resources, and customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services during challenging economic times; our bidders’ ability to access credit to fund their purchases; and the impact of the economic environment on equipment prices, supply and demand, risk and our business model;
•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;
•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;
•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;
•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals and the desired increase in our sales force;
•	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions; and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;
•	our processes, including our process improvement and system continuity initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;
•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;
•	our auction revenue rates and the sustainability of those rates, as well as the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;
•	our future capital expenditures;
•	our internet initiatives and the level of participation in our auctions by internet bidders;
•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;
•	financing available to us and the sufficiency of our working capital to meet our financial needs; and
•	our conversion to IFRS, including the impact of conversion on our business processes and operations.
Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital — are beyond our control. Any increase in the volume or change in the mix of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to certain industrial assets, may also impact the supply of, demand for or market values of those industrial assets.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75-80% of our business has been conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or
•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 20-25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales and managerial personnel;
•	identifying and developing new geographic markets and market sectors;
•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;
•	managing expansion successfully;
•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;
•	introducing new products and services to our customers with success;
•	receiving necessary authorizations and approvals from governments for proposed development or expansion;
•	successfully executing strategic initiatives;

•	integrating successfully new facilities and any acquired businesses into our existing operations;
•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;
•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;
•	succeeding against local and regional competitors in new geographic markets;
•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and
•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be adversely impacted. A large component of our G&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow, if at all, at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Disruptions to credit and financial markets and economic uncertainty could harm our operations.
The recent global economic and financial market events have caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and a level of uncertainty in the used equipment marketplace, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances in the future are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our future operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our future auction revenues may decrease if our consignors choose not to sell their assets as a result of economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. Our customers may decide to delay the sale of excess assets due to the uncertainty in the used equipment marketplace and the reduction in prices which could limit the growth in our gross auction proceeds. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.
Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service, Timed Auction system and new website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

We do not currently have a complete business continuity plan, which exposes our business to risks.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;
•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;
•	the performance of our at risk business;
•	general economic conditions in our markets; and
•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.305 per outstanding common share in the first nine months of 2010. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
The impact of the adoption of International Financial Reporting Standards (IFRS) in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We will not be able to determine the full impact of the adoption of IFRS on our consolidated financial statements until the completion of the first annual financial statements under IFRS for the year ended December 31, 2011. This is due to the continually changing IFRS and guidance issued by the IASB and Canadian Securities Administrators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)

Date: November 2, 2010	By:	/s/ Jeremy Black

Jeremy Black,
Corporate Secretary